 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Lowder, Thomas H. (Last) (First) (Middle) 2101 6th Avenue North, Suite 750 (Street) Birmingham, AL 35203 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Colonial Properties Trust CLP
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
           X          Officer                             Other

Officer/Other
Description           Chairman of the Board, CEO and President
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 31, 2002 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

If the form is filed by more than one reporting person, see instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 2270 (7-02)

Lowder, Thomas H. - December 31, 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (right to buy)	$26.88	12/19/2002		G	(D) 6,500.00	01/26/2002 (1) | 01/26/2011	Common Shares of Beneficial Interest - 6,500.00		77,950.00	D
Employee Stock Option (right to buy)	$24.00	12/19/2002		G	(A) 7,500.00	01/21/2001 (1) | 01/21/2010	Common Shares of Beneficial Interest - 7,500.00		15,000.00	I	For Children's Trust
Employee Stock Option (right to buy)	$26.88	12/19/2002		G	(A) 6,500.00	01/26/2002 (1) | 01/26/2011	Common Shares of Beneficial Interest - 6,500.00		6,500.00	I	For Children's Trust
Employee Stock Option (right to buy)	$24.00	12/19/2002		G	(D) 7,500.00	01/21/2001 (1) | 01/21/2010	Common Shares of Beneficial Interest - 7,500.00		22,500.00	D

Explanation of Responses : The reporting Person transferred portions of two employee share options to trusts for the benefit of his minor children, and remains the indirect beneficial owner of those options.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: John P. Rigrish Attorney-in-fact __________________ ** Signature of Reporting Person Date Power of Attorney Page 2

Lowder, Thomas H. - December 31, 2002
Form 5 (continued)
FOOTNOTE Descriptions for Colonial Properties Trust CLP

Form 5 - December 2002

Thomas H. Lowder
2101 6th Avenue North, Suite 750

Birmingham, AL 35203
Explanation of responses:

(2)   Vesting over five years in equal annual installments from the date of grant.

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